                                                                    EXHIBIT 11.1



                      XIONICS DOCUMENT TECHNOLOGIES, INC.



                STATEMENT OF COMPUTATION OF NET INCOME PER SHARE



                              PRO FORMA NET LOSS
                                PER COMMON AND
                            COMMON EQUIVALENT SHARE                              JUNE 30, 1996
                            -----------------------                              -------------
Weighted Average Class A Common Stock outstanding during the year, assuming
  conversion to Common Stock...................................................    1,157,241
Weighted Average Class B Common Stock outstanding during the year, assuming
  conversion to Common Stock...................................................      360,433
Convertible Preferred Stock is assumed outstanding during the entire year and assumes conversion to Common Stock upon the completion of the Company's
  proposed initial public offering.............................................    5,823,989
Dilutive effect of Common Stock issued subsequent to May 27, 1995(1)...........      157,200
Dilutive effect of Common Stock options issued subsequent to May 27, 1995(1)...      809,494
                                                                                   ---------
                                                                                   8,308,357
                                                                                   =========



                             SUPPLEMENTAL NET LOSS
                                PER COMMON AND
                            COMMON EQUIVALENT SHARE
                            -----------------------
Weighted Average number of Common and Common Equivalent Shares used to
  calculate Pro forma Net Loss per Common and Common Equivalent Share..........    8,308,357
Number of shares of Common Stock to be issued pursuant to the proposed initial public offering sufficient to generate the proceeds for the payment of $2.1 million of secured promissory note payable upon the consummation of the
  proposed initial public offering(2)..........................................      213,490
                                                                                   ---------
                                                                                   8,521,846
                                                                                   =========
Interest expense during period saved as a result of the assumed reduction in
  the secured promissory note payable..........................................      167,520
                                                                                   =========


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(1) Pursuant to SEC Staff Accounting Bulletin No. 83, common and preferred stock, options and warrants issued at prices below the initial public price of $11 per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its initial public offering have been included as outstanding for all periods presented. The dilutive effect of the common and common share equivalents was computed in accordance with the treasury stock method.



(2) After giving pro forma effect to the repayment by the Company of approximately $2,094,000 of principal and $90,000 of accrued interest payable on the secured promissory note payable to Phoenix Technologies Ltd., and the resulting reduction in interest expense, the pro forma supplemental net loss per common and common equivalent share would be $(0.16) for the year ended June 30, 1996.

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